Filed by: Pfizer Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Pfizer Inc.

Commission File No.: 333-188750

For immediate release:	Media Contact:
June 19, 2013	Joan Campion
(212) 733-2798
joan.campion@pfizer.com

Investor Contact:
Chuck Triano
(212) 733-3901
charles.e.triano@pfizer.com

Pfizer Announces Final Exchange Ratio Of 0.9898 For Zoetis Exchange Offer And

Automatic Extension Of Offer To Midnight On Friday, June 21, 2013

NEW YORK, N.Y., June 19 – Pfizer Inc. (NYSE: PFE) today announced the final exchange ratio in connection with its previously announced offer to its shareholders to exchange some or all of their shares of Pfizer common stock for shares of Zoetis Inc. (NYSE: ZTS) common stock held by Pfizer.

For each share of Pfizer common stock that is validly tendered and not validly withdrawn by shareholders and that is accepted by Pfizer pursuant to the exchange offer, Pfizer will deliver 0.9898 shares of Zoetis common stock to or at the direction of such tendering holder. Because the exchange offer will be subject to proration if the exchange offer is oversubscribed, the number of shares of Pfizer common stock that Pfizer accepts in the exchange offer may be less than the number of shares validly tendered by shareholders. Based on the final exchange ratio, Pfizer will accept for exchange 405,117,195 shares of its common stock if the exchange offer is fully subscribed.

The final calculated per-share value of Pfizer common stock and the final calculated per-share value of Zoetis common stock, in each case determined in the manner described in the exchange offer prospectus, would have resulted in an exchange ratio of more than the upper limit of 0.9898. Accordingly, the final exchange ratio has been set at 0.9898 shares of Zoetis common stock for each share of Pfizer common stock accepted in the exchange offer.

Because the upper limit is in effect, the exchange offer has been automatically extended to 12:00 midnight, New York City time, on Friday, June 21, 2013, as provided by the terms of the exchange offer. Accordingly, Pfizer shareholders may tender or withdraw their shares of Pfizer common stock until that time by following the procedures described in the exchange offer prospectus and related letter of transmittal. The completion of the exchange offer is subject to certain conditions as set forth in the exchange offer prospectus.

As of 4 p.m., New York City time, on June 19, 2013, the exchange offer was oversubscribed, with approximately 868,006,432 shares of Pfizer common stock having been validly tendered for exchange and not validly withdrawn.

J.P. Morgan Securities LLC, BofA Merrill Lynch, Goldman Sachs & Co. and Morgan Stanley are serving as the dealer managers for the exchange offer.

About Pfizer Inc.

At Pfizer, we apply science and our global resources to bring therapies to people that extend and significantly improve their lives. We strive to set the standard for quality, safety and value in the discovery, development and manufacture of health care products. Our global portfolio includes medicines and vaccines as well as many of the world’s best-known consumer health care products. Every day, Pfizer colleagues work across developed and emerging markets to advance wellness, prevention, treatments and cures that challenge the most feared diseases of our time. Consistent with our responsibility as one of the world’s premier innovative biopharmaceutical companies, we collaborate with health care providers, governments and local communities to support and expand access to reliable, affordable health care around the world. For more than 150 years, Pfizer has worked to make a difference for all who rely on us. To learn more, please visit us at www.pfizer.com.

Disclosure Notice:

Statements in this communication relating to matters that are not historical facts are “forward-looking” statements, and reflect Pfizer’s current views with respect to, among other things, future events and performance. Forward-looking statements are generally identified by using words such as “anticipate,” “estimate,” “expect,” “intend,” “project,” “plan,” “predict,” “believe,” “seek,” “continue,” “outlook,” “may,” “might,” “should,” “can have,” “likely” or the negative version of these words or comparable words or by using future dates in connection with any discussion of future performance, actions or events. Forward-looking statements are not guarantees of future performance, actions or events. These matters involve risks and uncertainties as discussed in Pfizer’s periodic reports on Form 10-K and Form 10-Q, and its current reports on Form 8-K, filed with the SEC. Many factors could cause actual results to differ materially from Pfizer’s forward-looking statements. This communication also contains statements about the exchange offer. Many factors could cause actual results to differ materially from Pfizer’s forward-looking statements with respect to the exchange offer, including the ability to satisfy the conditions of the exchange offer, and risks relating to any unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses and future prospects. Consequently, while the list of factors presented here is considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Pfizer’s consolidated financial condition, results or operations or liquidity.

Forward-looking statements are subject to risks and uncertainties, many of which are beyond the control of Pfizer, and are potentially inaccurate assumptions. You should not put undue reliance on forward-looking statements. Forward-looking statements speak only as of the date on which they are made. Pfizer undertakes no obligation to publicly update forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent required by applicable securities laws. Investors should understand that it is not possible to predict or identify all such factors.

Additional Information and Where to Find It

The terms and conditions of the exchange offer are more fully described in a registration statement on Form S-4 that includes a Prospectus previously filed by Zoetis and a Schedule TO previously filed by Pfizer with the Securities and Exchange Commission (SEC), in each case as amended. The Prospectus contains important information about the exchange offer, Pfizer, Zoetis and related matters, and Pfizer delivered the Prospectus to holders of Pfizer common stock. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BEFORE MAKING ANY INVESTMENT DECISION. None of Pfizer, Zoetis or any of their respective directors or officers or the dealer managers appointed with respect to the exchange offer makes any recommendation as to whether you should participate in the exchange offer. This announcement is for informational purposes only and is neither an offer to sell nor the solicitation of an offer to buy any securities nor a recommendation as to whether investors should participate in the exchange offer. The offer is made solely by the Prospectus.

The SEC maintains a website that contains reports, proxy statements and other information that Pfizer and Zoetis file electronically with the SEC. The address of that website is http://www.sec.gov. Holders of Pfizer common stock will also be able to obtain a copy of the Prospectus by clicking on the appropriate link on http://www.zoetisexchange.com. Related documents may also be obtained for free from Pfizer at http://www.investor.pfizer.com/ or Zoetis at http://www.zoetis.com/.

Pfizer has retained Georgeson Inc., as the information agent for the exchange offer. If you have any questions about the terms of the exchange offer or how to participate, you may contact the information agent at 1-866-628-6024 (toll-free in the United States), 1-800-223-2064 (toll-free for banks and brokers), 00800 3814-3814 (toll-free in Sweden) or +1-781-575-3340 (all others outside the U.S.).

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